UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File #000-11635

CUSIP # 719358

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PhotoMedex, Inc.
Full Name of Registrant

Former Name if Applicable

100 Lakeside Drive, Ste. 100
Address of Principal Executive Office (Street and Number)

Horsham, Pennsylvania 19044
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s management and auditors require additional time to prepare, substantiate and verify the accuracy of certain disclosure in this Annual Report on Form 10-K, which could not be completed without incurring undue hardship and expense.  The Registrant anticipates that it will be able to file its complete Annual Report on Form 10-K for the period ended December 31, 2015 on or before the fifteenth calendar day following the prescribed due date.

Safe Harbor Statement

This notice contains certain forward-looking statements” relating to the business of the Company and its subsidiary companies.  All statements, other than statements of historical fact included herein are forward-looking statements” including statements regarding: the timing, duration and outcome of its work in connection with restating certain financial statements; the Company's business and operations; business strategy, plans, and objectives of the Company and its subsidiaries; and any other statements of non-historical information.  These forward-looking statements are often identified by the use of forward-looking terminology such as believes,” expects” or similar expressions and involve known and unknown risks and uncertainties.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.  Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this filing.  The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.  For additional information and risk factors that could affect the Company, see its filings with the Securities and Exchange Commission. The information contained in this filing is made as of the date hereof, even if subsequently made available by the Company on its website or otherwise.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dennis M. McGrath	215	619-3600

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No     ☒   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   No     ☒   Yes**

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

**The Registrant incurred a net loss of $35 million for the year ended December 31, 2015 as opposed to a net loss of $121 million for the year ended December 31, 2014. These changes from 2014 to 2015 are due to discontinued operations (the sale of the Registrant’s LCA-Vision and XTRAC divisions) and transactions involving the repayment of Registrant’s debt financing, which were previously disclosed in Forms 8-K filed during the year ended December 31, 2015.

PhotoMedex, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2016	By	/s/ Dennis M. McGrath
Name: Dennis M. McGrath
Title: President and Chief Financial Officer